UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-14141

L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

L3 TECHNOLOGIES, INC.
600 Third Ave
New York, New York 10016
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN

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Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Assets at December 31, 2016 and 2015	2
Statements of Changes in Assets for the years ended December 31, 2016, 2015 and 2014	3
Notes to Financial Statements	4-6
Signatures	7
Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

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Report of Independent Registered Public Accounting Firm

To the Administrator of the
L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan:

In our opinion, the accompanying Statements of Assets and the related Statements of Changes in Assets present fairly, in all material respects, the assets of the L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan (the “Plan”) at December 31, 2016 and 2015, and the changes in assets for the years ended December 31, 2016, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
March 30, 2017

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Statements of Assets

	December 31, 2016	December 31, 2015
Assets:
Participant contributions due from employer	$15,487,262	$16,569,034
Total Assets	$15,487,262	$16,569,034

See Notes to Financial Statements.

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Assets

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Participant contributions	$31,119,112	$33,757,245	$35,221,884
Transfers to participants	(32,200,884)	(34,512,464)	(35,533,237)
Net deductions	(1,081,772)	(755,219)	(311,353)
Total assets, beginning of the year	16,569,034	17,324,253	17,635,606
Total assets, end of the year	$15,487,262	$16,569,034	$17,324,253

See Notes to Financial Statements.

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

1. Plan Description

General Description

On December 31, 2016, following the merger of L-3 Communications Holdings, Inc. (L-3 Holdings) with and into L-3 Communications Corporation, L-3 Communications Corporation changed its name to L3 Technologies, Inc. (L3 or the Company) and the L-3 Communications Corporation 2009 Employee Stock Purchase Plan became the L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Should there be a conflict between the general information below and the Plan document, the Plan document takes precedence. The Plan was approved by the stockholders of L-3 Holdings on April 28, 2009 and became effective on July 1, 2009.

The Plan is an employee stock purchase plan that allows participants to purchase Stock of L3 through payroll deductions. The Plan’s fiscal year ends on December 31 and is divided into two six-month periods (Offering Periods) for the purpose of stock offerings under the Plan. The Offering Periods begin on the first trading day on or after January 1 and July 1 and end on the last trading day on or before June 30 and December 31 and represent the periods during which participants’ payroll deductions are accumulated. The participants’ accumulated payroll deductions as of the last trading day of each Offering Period (Exercise Date) are used to purchase shares of L3 Stock at an amount equal to 95% of the fair market value of the Stock on the Exercise Date. Fair market value is defined as the average of the highest and lowest sales price of a share of Stock per the New York Stock Exchange on the Exercise Date.

The total number of shares authorized for issuance under the Plan is 7,421,259 shares. For the years ended December 31, 2016, 2015 and 2014, the Plan issued 258,805 shares, 302,439 shares and 329,257 shares of Stock, respectively. At December 31, 2016, 3,716,112 shares of Stock were available for future purchases by Plan participants.

For the Offering Periods ended December 31, 2016 and 2015, accumulated Plan participants’ payroll deductions in the amount of $15,487,262 and $16,569,034, respectively, have been recorded as a contribution receivable. At December 31, 2016, participants’ accumulated payroll deductions amounted to the equivalent of 107,010 shares of Stock, which were purchased subsequent to December 31, 2016. The shares of Stock purchased by the Plan subsequent to December 31, 2016 had a closing market value of $16,277,291 as of the Exercise Date.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Fidelity Stock Plan Services, LLC is the recordkeeper of the Plan and Fidelity Brokerage Services, LLC is the custodian of the participants’ brokerage accounts.

Eligibility and Participation

Generally, all employees of L3, or of certain subsidiaries or affiliates of L3, are eligible to participate in the Plan. L3 has the discretion to designate whether particular subsidiaries or affiliates of L3 will participate in the Plan. L3 may also adopt rules regarding the administration of the Plan to conform to local laws or to enable employees of the Company or certain subsidiaries or affiliates to participate in the Plan. Under certain circumstances, these rules may take precedence over other provisions of the Plan, except for certain provisions which may not be superseded, including with respect to the maximum discount at which Stock may be purchased and the maximum dollar amount of payroll deductions or contributions that may be used to purchase Stock under the Plan.

Employees who have (or whose participation in the Plan would result in them having) 5% or more of the total combined voting power or value of all classes of L3’s stock may not participate in the Plan. Additionally, no employee may be granted an option to purchase more than $25,000 worth of Stock under the Plan in any calendar year (based on the fair market value of the Stock at the time the option is granted or exercised, depending on whether the employee participates in the portion of the Plan that is tax qualified under section 423 of the Internal Revenue Code).

Eligible employees may enroll in the Plan at any time. Once an election is made, the participant will automatically participate in all subsequent offering periods at the elected contribution rate, unless the participant (1) makes a new election or (2) withdraws from an Offering Period or from the Plan in accordance with the procedures set forth in the Plan document.

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements (continued)

Stock Purchases

On the Exercise Date, the amount of each participant’s accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock, determined by dividing the participant’s total contribution by 95% of the fair market value of the Stock on the last day of the Offering Period. Purchased shares of Stock are issued by L3 to the custodian of the participants’ brokerage accounts. The custodian maintains an individual account for each participant and tracks whole and fractional shares purchased and sold attributable to each participant account.

Participant Contributions

Participants may elect to have 1% to 10% of their compensation (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock, provided that these payroll deductions do not exceed $21,250 in a calendar year. Generally, participants may not make any separate contributions into their accounts, except during an approved leave of absence if certain conditions are met. During each offering period, a participant may elect to make one increase and/or one decrease to the rate of payroll deductions. A participant may also elect to withdraw from participation in the Plan at any time. An election to withdraw from participation or to increase or decrease the payroll deduction rate shall become effective as soon as administratively feasible following the date of such election.

Subject to local law requirements, interest is not accrued or paid on participants’ accumulated payroll deductions. Subject to local law requirements, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Exercise Date in accordance with the Plan.

Participant Accounts

The assets held in each Plan participant’s individual account are not included in the Plan nor in the Plan’s financial statements. When Stock is distributed to each participant’s individual account, the participant may elect to retain or sell the Stock at his or her discretion. Stock sale transactions are not included in the Plan’s Statements of Changes in Assets.

Participant Withdrawal

Plan participants may withdraw from the Plan by decreasing their payroll deduction rate to zero during an Offering Period. Upon such withdrawal from the Plan, participants may elect to receive reimbursement of all of their accumulated payroll deductions during the current Offering Period, provided that the election is made no later than two weeks prior to the Exercise Date. In the event that the participant does not give proper instructions to request reimbursement in a timely manner, the participant’s accumulated payroll deductions will be used for the purchase of shares of Stock on the Exercise Date. A participant who withdraws from participation during an Offering Period may not participate in the Plan until the next Offering Period.

Participant Termination

Participants who terminate their employment relationship with the Company (and with all designated subsidiaries and affiliates that participate in the Plan) are not eligible to continue participation in the Plan. All payroll deductions accumulated during the Offering Period through the date of such termination of employment are refunded to the employee or, in the event of the employee’s death, to the employee’s beneficiary. After a participant’s termination of employment, the custodian shall continue to maintain the participant’s account until such time as the participant sells or withdraws all shares in their account.

Plan Termination and Administration

The Board of Directors of L3 may terminate the Plan at any time, provided that no such termination may, without the consent of an employee then having an option under the Plan to purchase Stock, adversely affect the rights of such employee under such option. The Plan is administered by the Benefit Plan Committee (the Committee). The Committee has the authority to interpret the Plan, to adopt rules and make determinations that are necessary or advisable for administering the Plan and to delegate some or all of its authority to one or more employees or officers of the Company.

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Plan Expenses

The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participants are responsible for all individual brokerage fees and related expenses associated with the sale of Stock.

Transfers to participants

Transfers to participants include: 1) issuance of Stock to plan participants, which are recorded when paid and 2) reimbursements of accumulated payroll deductions to participants in connection with a participant withdrawal or termination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, as well as the reported amounts of additions to and deductions from assets during the reporting period. The Plan’s only asset is a receivable from the Company for participant contributions representing accumulated payroll deductions.

Risks and Uncertainties

The Plan holds as its only asset the accumulated participant contributions representing payroll deductions due from the Company. As such, the Plan is exposed to concentration of credit risk.

3. Tax Status

The Plan is not required to file income tax returns or pay income taxes.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan

March 30, 2017
/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Senior Vice President and Chief Financial Officer L3 Technologies, Inc.